Form SBSE A/A was submitted and accepted on 4/23/2024. We received an email from Wade Gallagher that informed us that we need to attach our Opinion of Counsel document (Exhibit 99.34). Now that our changes were accepted on 4/23/2024, the only update on this submission is adding the Opinion of Counsel document.